Exhibit 99.1

Commercial in Confidence

To: All Shareholders 25 July 2024 Dear Shareholders,	Grant Thornton Specialist Services (Cayman) Limited 2nd floor Century Yard, Cricket Square, PO Box 1044, Grand Cayman, KY1-1102 Cayman Islands T +1 (345) 949 8588 F +1 (345) 949 7120
Global Cord Blood Corporation (In Provisional Liquidation) (the “Company”)
Cause No: FSD 106 of 2022 (IKJ)
Cayman Islands company number: 227732

On 22 September 2022, the Grand Court of the Cayman Islands (“Court”) issued an order (“Court Order”) appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as Joint Provisional Liquidators (“JPLs”) of the Company pursuant to Section 104(2) of the Companies Act (2023 Revision) of the Cayman Islands (“Companies Act”).
As previously advised the JPLs called an extraordinary general meeting (“EGM”) of the Company’s contributories to be convened on 16 April 2024 for the purpose of considering, and if thought fit, passing ordinary resolutions to (i) approve the JPLs’ proposed terms of remuneration and (ii) approve the JPLs’ remuneration and disbursements for the period 22 September 2022 to 30 September 2023 (“Fee Approval Period”). The JPLs were unable to convene the EGM because it was inquorate and therefore adjourned the EGM to 24 April 2024. The JPLs were unable to convene the adjourned EGM because it was inquorate and therefore dissolved the EGM.
On 13 May 2024, the JPLs filed a summons for court approval of their remuneration for the Fee Approval Period pursuant to section 109(2) of the Companies Act and the Insolvency Practitioners’ Regulations (2023 Consolidation) (“Summons”). The Summons has been listed for hearing at 10am on 30 July 2024. The JPLs filed an amendment to the Summons to seek Court approval of the proposed terms of remuneration, a sealed copy of which was received on 17 July 2024 (“Amended Summons”).
On 24 July 2024, the fourth affidavit of John Royle (“Royle 4”) was filed with the Court in support of the Amended Summons, please contact the JPLs at gcbcjpls@uk.gt.com should you wish to receive a copy of Royle 4 or any of the prior affidavits filed by the JPLs in connection with the Amended Summons. Please be advised that the JPLs may require documentary evidence of your shareholding in the Company in order for you to receive a copy of the documentation. For the avoidance of any doubt, this notice does not constitute a determination or implied acceptance of that person’s right to be a shareholder, and it is without prejudice to any party’s right to challenge any alleged share issuance by the Company

Yours faithfully
for and on behalf of
Global Cord Blood Corporation (In Provisional Liquidation)

/s/ John Royle

John Royle
Joint Provisional Liquidator of the Company by
Order of the Grand Court of the Cayman Islands

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